UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
TLC Vision Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Shares
(Title of Class of Securities)
872549100
(CUSIP Number of Class of Securities)

WITH A COPY TO:
Brian L. Andrew TLC Vision Corporation 16305 Swingley Ridge Road, Suite 300 St. Louis, MO 63017 (636) 534-2300	Andrew J. Beck Torys LLP 237 Park Avenue New York, New York 10017-3142 (212) 880-6000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee

$125,000,000	$3,837.50

*For the purpose of calculating the filing fee only, this amount is based on the purchase of 20,000,000 shares of common stock at the maximum tender offer price of $6.25 per share.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed on May 15, 2007 by TLC Vision Corporation, a New Brunswick corporation (the “Company”), in connection with its offer to purchase 20,000,000 of its common shares, or such lesser number of shares as are properly tendered and not properly withdrawn, from its stockholders. The tender offer will be conducted upon the terms and subject to the conditions set forth in the offer to purchase dated May 11, 2007, as amended and supplemented, and the related letter of transmittal (which together as may be amended or supplemented from time to time constitute the tender offer). The Company is inviting stockholders to tender shares at prices per share between $5.75 and $6.25, net to the seller in cash, without interest, upon the terms and subject to the conditions of the tender offer.
This Issuer Tender Offer Statement on Schedule TO is intended to satisfy the applicable reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the offer to purchase and the letter of transmittal, copies of which are annexed and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference in response to items 1 through 11 of this Amendment No. 1. Capitalized terms used herein and not otherwise defined have the meaning given to such terms in the offer to purchase.
Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase dated May 11, 2007.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	(a) Letter to participants in the TLC Vision (USA) Corporation 401(k) plan.*
(b) Press Release dated April 10, 2007.*
(c) Press Release dated May 14, 2007.*
(d) Letter to participants in the TLC Vision Corporation 2004 Employee Share Purchase Plan.
(b)	Not Applicable.
(d)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

*Previously filed.
Item 13. Information Required By Schedule 13e-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TLC VISION CORPORATION
By:	/s/ BRIAN L. ANDREW
Brian L. Andrew
General Counsel, Vice President and Secretary

Date: May 23, 2007

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase dated May 11, 2007.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	(a) Letter to participants in the TLC Vision (USA) Corporation 401(k) plan.*
(b) Press Release dated April 10, 2007.*
(c) Press Release dated May 14, 2007.*
(d) Letter to participants in the TLC Vision Corporation 2004 Employee Share Purchase Plan.
(b)	Not Applicable.
(d)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

*Previously filed.